UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-09424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Farmers Bank Profit and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

Explanatory Note
This Form 11-K/A is being filed to amend the Exhibit 23 (Consent of Independent Registered Public Accounting Firm) to the Form 11-K filed on June 30, 2009 to correct the report date reference and various small typographical corrections.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this Annual Report on Form 11-K/A to be signed on its behalf by the undersigned, hereunto duly authorized.

Merchants and Farmers Bank Profit and Savings Plan

BY:	/s/ John G. Copeland
John G. Copeland
EVP & Chief Financial Officer

Date: July 1, 2009